Exhibit (a)(5)(A)

GAAS LABS ANNOUNCES EXTENSION OF TENDER OFFER

FOR SHARES OF ANADIGICS

LOS ALTOS, CA – December 24, 2015 – GaAs Labs, LLC (“GaAs Labs”) announced today that its wholly-owned subsidiaries, Aloha Holding Company, Inc. (“Aloha”) and Aloha Acquisition Sub, Inc. (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated November 11, 2015, among Aloha, Purchaser and ANADIGICS, Inc. (Nasdaq: ANAD) (“Anadigics”), have extended the offering period of its previously announced tender offer to purchase all of the outstanding shares of common stock of Anadigics. The tender offer, which was previously scheduled to expire at 11:59 P.M. (New York City time) on December 23, 2015, has been extended until 11:59 P.M. (New York City time) on January 8, 2016, unless further extended.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised Purchaser that, as of 5:00 p.m., New York City time, on December 23, 2015, 3,218,686 shares of common stock of Anadigics were tendered pursuant to the tender offer, which represented approximately 3.6% of the outstanding shares of common stock of Anadigics. Stockholders who have already tendered their shares of common stock of Anadigics do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer.

Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them, toll-free at (866) 413-5899.

About GaAs Labs

GaAs Labs, LLC, a California limited liability company, is a private company focused on investing in companies supplying high performance semiconductors and related devices for RF, microwave and related applications in commercial communications, satellite and defense-related markets. The principal executive offices of each of GaAs Labs, Aloha and Purchaser is located at 28013 Arastradero Road, Los Altos, California 94022, and their business telephone number is (408) 387-7756.

Notice to Investors

This communication is for informational purposes only and is not an offer to purchase any shares of Anadigics or a solicitation of an offer to sell securities. GaAs Labs, Aloha and Purchaser have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC and Anadigics has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials are available to Anadigics stockholders at no expense to them by written request to Georgeson Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310 or by calling (866) 413-5899 (toll-free). In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.